
June 8, 2023

L. Kian Granmayeh
Chief Financial Officer
Carriage Services Inc.
3040 Post Oak Blvd., Suite 300
Houston, Texas 77056

> **Re: Carriage Services Inc.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2023**
> **File No. 333-272350**

Dear L. Kian Granmayeh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Adam K. Nalley